

March 21, 2014

<u>Via E-mail</u>
Chris J. Kern
Chief Executive Officer
Domain Media Corp.
1854 E. Scorpio Place, Suite 201
Chandler, AZ 85249

> **Re:** **Domain Media Corp.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed March 4, 2014**
> **File No. 000-55130**

Dear Mr. Kern:

After reviewing the above-referenced registration statement and your response letter dated March 4, 2014, we have the following comments. Unless otherwise noted, where we reference prior comments we are referring to our letter dated February 12, 2014.

Please respond to this letter within ten business days by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Business, page 3</u>

1. Please include a discussion of the material terms of the conflicts of interest agreement you have entered into with Mr. Kern in this section.

<u>Corporate Information, page 8</u>

2. Please disclose whether you own or lease your principal executive offices. If you lease the property, please disclose the material terms of the lease and tell us what consideration you gave to filing the lease agreement as an exhibit to the registration statement. Refer to Item 102 of Regulation S-K.

3.   Please expand the discussion of your advisory board to identify the persons and/or entities serving on the board and the function of the board. Disclose any fee arrangements or understandings with regard to compensation between members of the advisory board and Domain Media.

Intellectual Property, page 7

4.   Please revise to discuss the material terms of the confidentiality and invention assignment agreements you have entered into with Mr. Kern.

Risk Factors

Risks Related to Our Business, page 8

5.   Please remove the reference to your registration statement as an offering circular.

"Most of our competitors, which include well known websites like Demand Media, Facebook…," page 9

6.   We note that in response to prior comment 6 you have removed references to Yahoo!, AOL and other companies not directly comparable in size or other meaningful ways to your business. Please similarly revise the subheading and the body of this risk factor to remove the names of companies with which you do not directly compete such as Facebook, Yahoo!, MSN and the like.

"We will become subject to the periodic reporting requirements of Section 12 of the Exchange Act…," page 12

7.   Please update this risk factor to reflect your current status as a Section 12 reporting company.

Directors and Executive Officers, page 28

8.   We note your statement that the information you provide under this heading is current as of May 13, 2013. Please revise to provide current information.

9.   The business description for Mr. Bonghi should describe his business experience and responsibilities during the past five years. The listing of websites and clients you have provided does not appear to be appropriate or responsive to Item 401(e)(1) of Regulation S-K. In this regard, please be advised that when you include an inactive uniform resource locator, or URL, to a website that is not your own, the information on that website must also be filed as part of your document. See Footnote 41 to SEC Release No. 33-7856. Please revise accordingly.

Certain Relationships And Related Transactions, And Director Independence, page 30

10.	We note your response to prior comment 24. Please revise this section to identify Mr. Kern as a promoter and to provide the information required by Items 404(c)(1)(i) and (ii) of Regulation S-K.

11.	This section should address related party transactions in excess of 1% of your total assets at year end for the last two completed fiscal years. In this regard, it appears that the issuance of common stock to Mr. Bonghi should be described here.

Recent Sales of Unregistered Securities, page 31

12.	It appears you have not disclosed here the unregistered issuance of 20,000,000 shares of common stock to Mr. Kern as payment in connection with the acquisition of Domain Media, LLC. Please revise or advise.

	Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3457 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc:	Via E-mail
	Jeffrey Quick, Esq.
	Quick Law Group, P.C.